Exhibit 4.6

EXECUTIVE APPOINTMENT AND SERVICE AGREEMENT

(Chief Executive Officer)

This Executive Appointment and Service Agreement (this “Agreement”) is entered into as of September 30, 2026, by and between:

Company:	Datasea Intelligent Technology Ltd., a business company incorporated under the laws of the British Virgin Islands (the “Company”);
Executive:	Zhixin Liu (刘志欣) (the “Executive”).

WHEREAS, the Company desires to appoint the Executive to serve as its Chief Executive Officer, and the Executive desires to accept such appointment, subject to the authority of the Company’s Board of Directors (the “Board”), the Company’s Memorandum and Articles of Association, and applicable law.

1. Appointment and Term

The Company hereby appoints the Executive to serve as its Chief Executive Officer, effective as of September 30, 2026. Unless earlier terminated in accordance with this Agreement, the initial term shall continue for three (3) years from the Effective Date and may be renewed by mutual agreement.

The Executive’s appointment as an officer of the Company shall at all times remain subject to the authority of the Board under the Company’s Memorandum and Articles of Association and applicable law.

2. Duties and Responsibilities

The Executive shall serve as the Company’s Chief Executive Officer and shall have the duties and responsibilities customarily associated with that position, including overall business strategy and execution, management of the Company and its operating entities, implementation of Board decisions, oversight of senior management, capital-markets and investor-relations coordination, and oversight of public-company compliance, disclosure and internal-control processes. The Executive shall perform such other duties as may reasonably be assigned by the Board.

3. Compensation

3.1 Cash Compensation. The parties acknowledge that the Executive has an existing employment or service arrangement with Shuhai Information Technology Co., Ltd. (数海信息技术有限公司) (“Shuhai Beijing”), the Company’s consolidated variable interest entity in the People’s Republic of China. The Executive’s cash salary and related cash employment compensation shall continue to be borne and paid by Shuhai Beijing under the applicable existing domestic agreement and payroll arrangements. Unless otherwise approved by the Board or the Compensation Committee of the Board, the Company shall not pay a separate or duplicative cash salary to the Executive for the same services covered by this Agreement.

3.2 Performance Bonus. Any performance-based bonus or other additional compensation shall be subject to the Company’s performance, the Executive’s performance and separate approval by the Board or the Compensation Committee, as applicable.

4. Relationship with Existing Domestic Agreement

This Agreement governs the Executive’s appointment and service as an officer of Datasea Intelligent Technology Ltd. and is intended to supplement, rather than replace or terminate, the Executive’s existing employment or service agreement with Shuhai Beijing. The existing domestic agreement may remain in full force and effect in accordance with its terms. Compensation paid under the domestic agreement and compensation approved at the Company level shall be coordinated so as to avoid duplicate payment for the same services.

5. Company Policies and Compliance

The Executive shall comply with applicable laws and with the Company’s corporate-governance and compliance policies applicable to executive officers, including the Code of Ethics, Insider Trading Policy, disclosure controls and procedures, internal-control requirements and any applicable compensation recovery or clawback policy.

The Executive shall reasonably cooperate with the Company, its auditors, legal counsel and other professional advisers in connection with SEC filings, Nasdaq compliance, audits, internal-control reviews and other public-company compliance matters.

6. Termination

This Agreement may be terminated at any time by mutual written agreement. Either party may terminate this Agreement upon thirty (30) days’ prior written notice, subject to the Board’s authority to remove or replace an officer in accordance with the Company’s governing documents and applicable law.

The Company may terminate the Executive’s service immediately for cause, including material misconduct, fraud, willful violation of law, material breach of fiduciary or compliance duties, or other conduct materially adverse to the interests of the Company.

7. Confidentiality and Company Property

The Executive shall keep confidential all non-public information relating to the Company and its subsidiaries, consolidated VIE, customers, suppliers, technologies, finances, transactions and business plans, except as authorized by the Company or required by law. Upon termination of service, the Executive shall promptly return Company property and confidential materials.

8. Governing Law; Entire Agreement

This Agreement shall be governed by the laws of the British Virgin Islands. Matters relating to the Executive’s separate employment relationship with Shuhai Beijing shall continue to be governed by the applicable domestic agreement and applicable PRC law.

This Agreement constitutes the entire agreement between the Company and the Executive with respect to the Executive’s appointment and service in the officer position described herein, and may be amended only by a written instrument approved by the Company in accordance with its corporate-governance procedures.

9. Counterparts and Electronic Signatures

This Agreement may be executed in counterparts and by electronic or scanned signature, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

DATASEA INTELLIGENT TECHNOLOGY LTD.		ZHIXIN LIU

By:	/s/ Fu Liu	Signature:	/s/ Zhixin Liu
Name:	Fu Liu	Name:	Zhixin Liu
Title:	Authorized Signatory / Director	Title:	Chief Executive Officer
Date:	September 30, 2026	Date:	September 30, 2026